PARAMOUNT RESOURCES LTD.
Calgary, Alberta

November 8, 2010

NEWS RELEASE:

PARAMOUNT RESOURCES LTD. ANNOUNCES FLOW-THROUGH SHARE OFFERINGS TOTALLING $59 MILLION

Paramount Resources Ltd. ("Paramount") has entered into an agreement to sell, through a syndicate of underwriters led by BMO Capital Markets, on a guaranteed agency basis 1,100,000 Class A Common Shares to be issued on a "flow-through" basis in respect of Canadian exploration expenses ("CEE FTS") at a price of $27.25 per CEE FTS for gross proceeds of $29,975,000.  The CEE FTS will be offered for sale in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia by a prospectus supplement to Paramount's short form base shelf prospectus dated October 29, 2010.  Closing of this offering is expected to occur on or about November 18, 2010.  The gross proceeds from this offering will be used by Paramount to incur eligible Canadian exploration expenses.

Paramount also intends to issue to certain insiders of Paramount, including Mr. C. H. Riddell, and/or companies controlled by them an aggregate of 1,020,000 Class A Common Shares to be issued on a "flow-through" basis in respect of Canadian development expenses ("CDE FTS") at a price of $24.50 per CDE FTS and 150,000 CEE FTS at a price of $27.25 per CEE FTS for gross proceeds of $29,077,500.  These offerings are expected to occur on or before the closing date of the public offering.  The gross proceeds from the CDE FTS offering will be used by Paramount to incur eligible Canadian development expenses and the gross proceeds from the CEE FTS offering will be used by Paramount to incur eligible Canadian exploration expenses.  Mr. C.H. Riddell, Paramount's Chairman and Chief Executive Officer, currently beneficially owns or controls, directly or indirectly, in excess of 50% of Paramount's outstanding Class A Common Shares.

The pricing differential between the CEE FTS and the CDE FTS is attributable to the fact that for purposes of the Income Tax Act (Canada) Canadian exploration expenses are preferential to Canadian development expenses as they are generally deductible in the year such expenses are renounced whereas Canadian development expenses are deductible on a declining balance basis at a rate of thirty per cent per year commencing in the year renounced.

The aggregate gross proceeds from both offerings will be approximately $59,052,500.  The completion of the offerings is subject to Paramount receiving all necessary regulatory approvals.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount’s Class A Common Shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

Paramount Resources Ltd.

C.H. (Clay) Riddell, Chairman and Chief Executive Officer

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600

Fax: (403) 262-7994

Advisory Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact.  This news release contains forward-looking statements with respect to the timing and completion of the equity offerings, the amounts to be raised under the equity offerings and the use of proceeds therefrom.  Although Paramount believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them because Paramount cannot give any assurance that such expectations will prove to be correct.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic, business and market conditions, industry conditions, stock market and commodity price volatility and difficulty in obtaining required regulatory approvals.  Paramount undertakes no obligation to update its forward-looking statements except as required by applicable laws.